

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 3, 2009

By facsimile to (650) 493-6811 and U.S. Mail

Ms. Jenny Y. Liu
Chief Financial Officer
RINO International Corporation
11 Youquan Road, Zhanqian Street
Jinzhou District, Dalian 116100, People's Republic of China

Re: RINO International Corporation
       Registration Statement on Form S-3
       Filed October 7, 2009
       File No. 333-162373

Dear Ms. Liu:

We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Registration Statement's Facing Page

1. We note the statement in footnote 5 to the calculation of registration fee table that "The securities being registered hereunder may be sold separately, or as units with other securities registered hereby." The units are not listed, however, in the registration fee table or on the outside front cover page of the prospectus. If RINO International is registering units, please

list them, provide a description of the units according to Item 202(d) of Regulation S-K, and
have counsel provide an opinion on the legality of the units.

Documents Incorporated by Reference, page ii

2. Include RINO International's Commission file number for filings made under the Exchange
    Act.

Risk Factors, page 5

3. We note the statements "The risks and uncertainties we have described are not the only ones
    we face. Additional risks and uncertainties not presently known to us or that we currently
    deem immaterial may also affect our operations." Since RINO International is required to
    disclose all risk factors that it believes are material at this time, please delete the statements.

Description of the Debt Securities, page 16

4. Although disclosure under "Definitions" on page 25 indicates that the debt securities may be
    guaranteed, the guarantees are not being registered and the guarantors are not listed as co-
    registrants. Please revise. Further, absent an exception, Rule 3-10 of Regulation S-X
    requires the financial statements of the guarantors to be included in the registration
    statement. Please revise or advise. If you are relying on an exception, please tell us the
    exception that you are relying upon.

Signatures, page II-6

5. The registration statement must be signed by RINO International's principal executive
    officer or officers, principal financial officer, principal accounting officer or controller. Any
    person who occupies more than one of the specified positions, for example, chief executive
    officer and principal executive officer, principal financial officer and chief financial officer,
    principal accounting officer and controller, must indicate each capacity in which he signs the
    registration statement. See Instructions 1 and 2 for signatures on Form S-3, and revise.

Exhibit 4.2

6. Please refile the exhibit in its entirety to include a table of contents as required by Item
    601(b)(4)(iv) of Regulation S-K.

Exhibit 5.2

7. Please revise to state whether the depositary receipts representing the depositary shares will entitle the holders to the rights specified therein and in the deposit agreement pursuant to which they are issued.

8. We note the statement "We disclaim any obligation to update this opinion or otherwise advise you of any change in any of these sources of law or subsequent legal or factual developments which might affect any matters or opinions set forth herein…" Since the opinion must speak as of the registration statement's effectiveness, please delete. Alternatively, file a new opinion immediately before the registration statement's effectiveness.

<u>Exhibits 25.1 and 25.2</u>

9. Please note that when debt securities registered under the Securities Act are eligible to be issued, offered, or sold on a delayed basis by or on behalf of the registrant under Rule 415(a)(1)(x) of Regulation C under the Securities Act, Section 305(b)(2) of the Trust Indenture Act permits the trustee to be designated on a delayed basis. Companies relying on Section 305(b)(2) to designate the trustee on a delayed basis must file separately the Form T-1 under the electronic form type "305B2" and not in a post-effective amendment to the registration statement or in a Form 8-K that is incorporated by reference into the registration statement. <u>See</u> Interpretation 220.0l in the Trust Indenture Act of 1939 section of our "Compliance & Disclosure Interpretations" which is available on the Commission's website at <u>www.sec.gov</u>, and revise the information in the asterisk.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions to Edward M. Kelly, Attorney-Advisor, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: United Corporate Services, Inc.
Agent for Service, RINO International Corporation
c/o Capital Corporate Services
202 South Minnesota Street
Carson City, NV 89703

Carmen Chang, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation
88 Century Boulevard
3801 Jin Mao Tower
Shanghai 200121, People's Republic of China